Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

ViryaNet Announces $1 Million of Strategic Funding

Funding from Telvent Systems Fortifies Partnership, Strengthens Balance Sheet

Southborough, Mass. — August 5, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has closed an agreement with Spanish Information Technology company Telvent for $1 million in equity financing in a private placement. Under the terms of the agreement, Telvent will purchase 539,258 Ordinary Shares of ViryaNet in exchange for the equity financing and will have a seat on the ViryaNet Board of Directors.

Telvent became a ViryaNet partner in September 2001, and, since that time, has been responsible for marketing, selling, implementing, and supporting the ViryaNet solutions in the utilities, oil & gas, and telecommunications markets in Spain, Portugal, and Latin America. Recently, ViryaNet issued a press release announcing Telvent’s sale of a ViryaNet software license to Canal de Isabel II, one of the biggest water utilities in Spain.

“This financing from Telvent demonstrates the depth of our partnership, while strengthening ViryaNet’s balance sheet as we move towards profitability,” said Win Burke, President and CEO, ViryaNet. “Telvent’s confidence in, and commitment to, ViryaNet as both a partner as well as a strategic investor validates ViryaNet’s position as a leading provider of software solutions for field service businesses, including those in the utility, telecommunication, and retail industries.”

“Telvent is a key partner in ViryaNet’s plan for the future,” said Samuel HaCohen, chairman, ViryaNet. “Telvent’s participation as a strategic investor and as a member of our Board of Directors will contribute significantly to our strategy for success.”

“We strongly believe that the winners in the field service market will be those technology vendors that can deliver solutions that improve operational and staff efficiency and customer satisfaction, and ViryaNet stands out as the clear leader in this marketplace,” said Manuel Sanchez Ortega, CEO, Telvent. “In recent months, we have seen increased interest in field service management, principally because organizations are realizing that there are direct bottom-line benefits to better managing business processes and optimizing utilization of personnel and assets. Our extensive due diligence verified that ViryaNet has the most sophisticated technology, robust application functionality, and highly skilled and dedicated employees. Those strengths, coupled with the new capital being raised, position ViryaNet for further success, and Telvent looks forward to being a strong partner in that success”

About Telvent

Telvent is Abengoa’s information technology subsidiary. Telvent develops IT specialized solutions with a high technological added value for specific industrial sectors such as Energy, Environment, Traffic, Transport, Telecom and Public Administration, and is a leading information technology company in Spain, North America, Latin America, and Asia.

Telvent provides supervision, control, and management systems for industrial and business processes, in which it has accumulated an experience of 30 years in the development of real time critical mission applications. Additionally, Telvent manages technological neutral infrastructures with the most complete scale of out-sourced services, fulfilling the highest demanding levels of international service.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, and its customer purchases. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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